Consent of Independent Registered Public Accounting Firm

The Board of Directors
Statoil ASA

We consent to the incorporation by reference in the registration statement (No. 333-168426) on Form S-8 of Statoil ASA and the registration statement (No. 333-167092) on Form F-3 of Statoil ASA and Statoil Petroleum AS of our reports dated 11 March 2013, with respect to the consolidated balance sheet of Statoil ASA as of 31 December 2012, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, and the effectiveness of internal control over financial reporting as of 31 December 2012, which reports appear in the 31 December 2012 annual report on Form 20-F of Statoil ASA.

/s/ KPMG AS

Stavanger, Norway
22 March 2013